SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                           FORM 12b-25

                                 Commission File Number 000-20995

                   NOTIFICATION OF LATE FILING

(Check One): [   ]Form 10-K   [   ]Form 11-K   [   ]Form 20-F
             [ X ]Form 10-Q   [   ]Form N-SAR

     For Period Ended:     September 30, 2001
                      -------------------------------------------
[  ]Transition Report on Form 10-K [  ]Transition Report on Form 10-Q
[ ]Transition Report on Form 20-F [ ]Transition Report on Form N-SAR [ ]Transition Report on Form 11-K

     For the Transition Period Ended:
                                     ------------------------

     Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

     If the notification relates to a portion of the filing
checked above, identify the item(s) to which the notification relates:
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                             PART I
                     REGISTRANT INFORMATION

Full name of registrant    Edge Technology Group, Inc.
                         -------------------------------------
Former name if applicable
                         -------------------------------------
Address of principal executive office (Street and number)

     6611 Hillcrest Avenue, #223
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City, state and zip code      Dallas, Texas 75205
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                             PART II
                     RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                            PART III
                            NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


The delay in filing the 10-Q as of and for the period ended
September 30, 2001 stems from the September closure of the previously announced sale of the One-on-One business. The complexities of recording the sale have been further complicated by the transition of accounting responsibilities and records from Boca Raton, Florida to Dallas, Texas.


                             PART IV
                        OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:


        David N. Pilotte           214             999-2245
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          (Name)              (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                [ ] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Preliminary review of the financial results for the three months ended September 30, 2001, as compared to the corresponding period for the prior year, reflects a sales decline of in the range of $130,000 to $150,000 (39% to 45%) but due to a significantly lower cost of sales, gross profit is expected to increase by between of $120,000 to $150,000. A loss on the sale of the One-on-One business is expected to be approximately $550,000 to $600,000. No corresponding item was recorded in the comparable prior period. In the prior corresponding period, an amount of approximately $4.8 million was recorded as a loss on the conversion of debt. No corresponding item was recorded in the current period. The net loss before provision for preferred dividends in the three month period ended September
30, 2001, is expected to be between $1.1 and $1.4 million compared to a loss of approximately $5.5 million in the comparable period in the prior year.


                     Edge Technology Group, Inc.
    ---------------------------------------------------------
          (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 15, 2001        By: /s/ DAVID N. PILOTTE
      ------------------           ----------------------------
                              Name:  David N. Pilotte
                                   ----------------------------
                              Title: Executive Vice President and
                                      Chief Financial Officer
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